VIA EDGAR
September 15, 2020
Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Ada D. Sarmento
Re: COMPASS Pathways plc
Acceleration Request for Registration Statement on Form F-1
File No. 333-248484
CIK No. 0001816590
Requested Date: September 17, 2020
Requested Time: 4:00 p.m., Eastern Time
Dear Ms. Sarmento:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), COMPASS Pathways plc (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 17, 2020, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.
Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Patricia Mets at (617) 570-3906. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Patricia Mets, by facsimile to (617) 801-8950 or by email to PMets@goodwinlaw.com.

[Signature page follows]

September 15, 2020

Sincerely,

COMPASS Pathways plc

/s/ George Goldsmith
George Goldsmith
Chief Executive Officer

cc:	Mitchell S. Bloom, Esq., Goodwin Procter LLP
Benjamin K. Marsh, Esq., Goodwin Procter LLP
Patricia Mets, Esq., Goodwin Procter LLP